FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

May 13th , 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicateby check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2004 First Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 13th , 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.co
http://www.nova.co.il	Kenny@gk-biz.com

Company Press Release

Nova Measuring Instruments
Announces 2004 First Quarter Results.

Rehovoth, Israel, – May 13, 2004 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today reported results for the first quarter of 2004.

2004 First Quarter Results

        Total revenues for the first quarter of 2004 were $9.2 million, a 92% increase over revenues of $4.8 million reported for the first quarter of 2003 and a 13% sequential increase over revenues of $8.1 million for the fourth quarter of 2004.

        The Company reported gross profit of $4.1 million (44% of revenues) compared with gross profit of $1.5 million (32% of sales) for the first quarter of 2003 and gross profit of $3.1 million (39% of revenues) in the fourth quarter of 2003. Net income for the quarter was $70,000 or $0.005 per share, compared with a loss of $2.6 million, or $0.17 per share, in the first quarter of 2003 and profit of $0.6 million, or $0.04 per share, in the fourth quarter of 2003. Fourth quarter 2003 results included other income of $2.2 million due to the reversal of provisions made in previous years for the repayment of the Chief Scientist grants. First quarter 2004 results include stock-based compensation expenses of $0.1 million.

        Research and development expenses were $2.1 million (23% of revenues) compared with $2.2 million (44% of revenues), in the first quarter of 2003 and $3.0 million (37% of revenues) in the fourth quarter of 2003. The quarter-on-quarter decrease in R&D expenses is related to the one time expense of $750,000 in the previous quarter for the initiation of a new program as discussed in the previous quarter reports. Sales and marketing expenses were $1.5 million (16% of revenues) as compared with $1.5 million (31% of revenues) in the first quarter of 2003 and $1.5 million (19% of revenues) in the fourth quarter of 2003. The cash and bank deposits position at the end of the quarter was $30.5 million.

    Dr. Giora Dishon, President & CEO of Nova commented, “The first quarter results reflect the continuous growth of our company and is the second sequentional quarter with net income. Our growth is a result of the continuing penetration of our new products for CMP, copper CMP and Etch in the recovering semiconductor equipment industry after two and a half years of slowdown. The recovery is also evident in the increase of demand for retrofits and upgrades of 200mm equipment alongside the expansion of 300mm lines. It resulted with a 92% increase in revenues for the first quarter of this year compared with last year, and with improved gross margins. We are very encouraged with our growth and the growth we see in the industry, our strong cash and bank deposits position now standing at $30.5 million, and the significant improvements of our operations breaking-even for the second quarter in a row. In line with the outlook we provided at the start of April, for the second quarter of 2004 we continue to expect strong growth in revenue at anywhere between 4-14% sequentially with growth in our profitability levels.”

    Dr. Dishon added, “We continued our efforts in penetration with the new process control systems, which are based on our pioneering Integrated Process Control concept. We have seen significant sales of our NovaScan CD systems, Stand-alone and Integrated, of the Integrated systems for copper CMP applications and the very significant demand for 200mm systems. As all market researches forecast significant growth for 2004 (Dataquest from April, 2004 forecasts growth of 48% over 2003), we expect to see continuous growth in our activities in all process control areas, as well as continuing expansion in the Asia Pacific including China and Japan regions. We will maintain monitoring of all our activites, leverage the upturn and work hard to improve our performance. We look forward to continued momentum and expansion throughout the year” .

        The Company will host a conference call today, May 13, 2004, at 10:00 EST. To participate please dial in the US 1-866-500-4953 or 1-866-500-4964 or international +972-3-9255910 at least 5 minutes before the start of the call. A conference call presentation will be available for download on the company’s website www.nova.co.il, before and during the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31, 2004	December 31, 2003
	(unaudited)

REVENUES:
Product sales	7,471	6,508
Services	1,701	1,582

	9,172	8,090

COST OF REVENUES:
Product sales	3,605	3,141
Services	1,502	1,807

	5,107	4,948

GROSS PROFIT	4,065	3,142

OPERATING EXPENSES
Research & Development expenses, net	2,126	2,991
Sales & Marketing expenses	1,503	1,516
General & Administration expenses	457	358
Other operating (income)	-	(2,203)

	4,086	2,662

OPERATING PROFIT (LOSS)	(21)	480

INTEREST INCOME	90	97

NET INCOME FOR THE PERIOD	69	577

EARNINGS PER SHARE	0.00	0.04

Comments:
1. Employee Stock Based Compensation expenses	122	133

2. Shares for calculation of earnings (loss) per
share
Basic and Diluted	15,206	15,118

3. The adjusted results excluding Employee Stock
Based Compensation:

Gross profit	4,080	3,158
Operating expenses	3,979	2,545
Net Income	191	710
Earnings per share	0.01	0.05

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31, 2004	March 31, 2003
	(unaudited)

REVENUES:
Product sales	7,471	3,604
Services	1,701	1,169

	9,172	4,773

COST OF REVENUES:
Product sales	3,605	1,786
Services	1,502	1,477

	5,107	3,263

GROSS PROFIT	4,065	1,510

OPERATING EXPENSES
Research & Development expenses, net	2,126	2,152
Sales & Marketing expenses	1,503	1,509
General & Administration expenses	457	585

	4,086	4,246

OPERATING (LOSS)	(21)	(2,736)

INTEREST INCOME	90	148

NET INCOME (LOSS) FOR THE PERIOD	69	(2,588)

EARNINGS (LOSS) PER SHARE	0.00	(0.17)

Comments:
1. Employee Stock Based Compensation expenses	122	167

2. Shares for calculation of earnings (loss) per
share
Basic and Diluted	15,206	14,931

3. The adjusted results excluding employee
Stock Based Compensation:
Gross profit	4,080	1,530
Operating expenses	3,979	4,099
Net Income (Loss)	191	(2,421)
Earnings (Loss) per share	0.01	(0.16)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31, 2004	As of December 31, 2003
	(unaudited)

CURRENT ASSETS
Cash and cash equivalents	22,346	26,634
Short-term interest-bearing bank deposits	694	711
Held to maturity securities	5,990	4,296
Trade accounts receivable	7,248	5,804
Inventories	4,173	4,152
Other current assets	992	1,244

	41,443	42,841

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	1,386	1,386
Other long- term assets	250	242
Severance pay funds	2,042	2,024
Fixed assets, net	1,487	1,425

	5,165	5,077

	46,608	47,918

CURRENT LIABILITIES
Trade accounts payable	4,100	5,389
Other current liabilities	6,628	7,102

	10,728	12,491

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,634	2,653
Deferred Income	326	263
Other long-term liability	142	175

	3,102	3,091

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	73,134	72,785
Deferred stock-based compensation	-	(122)
Accumulated other comprehensive income	(85)	13
Accumulated deficit	(40,317)	(40,386)

	32,778	32,336

	46,608	47,918